Galectin Therapeutics Inc.

7 Wells Avenue

Newton, Massachusetts 02459

Via EDGAR

December 19, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Jeffrey Riedler. Assistant Director

Re:	Pro-Pharmaceuticals, Inc., now known as Galectin Therapeutics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 15, 2011

File No. 001-31791

Dear Mr. Riedler:

This letter is submitted on behalf of Galectin Therapeutics Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff” or “you”) dated December 16, 2011 (the “Comment Letter”) with respect to the Company’s Form 10-K noted above (the “2010 Form 10-K”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

Signatures

1.	We note you have not identified the principal executive officer, principal financial officer and principal accounting officer or controller of the registrant among the signatories. If Messrs. Zucconi and Squeglia signed the filing in these capacities, respectively, please so advise us and confirm that all required signatories will properly execute future filings on Form 10-K and that you will identify which persons have signed in the required capacities, i.e., principal executive officer, principal financial officer, principal accounting officer or controller and director. Alternatively, if Messrs. Zucconi and Squeglia were not acting in such capacities, please amend your Form 10-K to have your principal executive officer, principal financial officer and principal accounting officer or controller sign your Form 10-K. See Instruction D.2(a) of Form 10-K for further information.

Securities and Exchange Commission

December 19, 2011

Response to Comment No. 1:

With respect to Instruction D.2(a) for Form 10-K, we advise you that Dr. Zucconi signed the Company’s 2010 Form 10-K in his capacity as principal executive officer and Mr. Squeglia signed the 2010 Form 10-K in his capacity as principal financial officer and principal accounting officer. We confirm that all required signatories will properly execute future filings on Form 10-K and that we will expressly identify which persons have signed in the capacities required by Instruction D.2(a).

Please contact me at 617.559.0033 or our counsel, Jonathan Guest, of McCarter & English LLP, at 617.449.6598 if you have any questions regarding our responses.

Sincerely,

/s/ Anthony D. Squeglia

Anthony D. Squeglia.
Chief Financial Officer